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                                                    EXHIBIT 11

                     [Form of Press Release]

FOR IMMEDIATE RELEASE           Contacts:   Gail Price, Director of
                                            Corporate Communications
                                            703-896-0403


                                            Robert Grieves
                                            Burson-Marsteller
                                   Phone:   212-614-4951
                                   Pager:   800-759-8255, Pin# 43549


WLR FOODS DIRECTORS UNANIMOUSLY URGE SHAREHOLDERS NOT TO
                         TENDER TO TYSON


Broadway, Virginia, March 14, 1994 -- The board of directors of WLR Foods Inc. (NASDAQ: WLRF) unanimously recommended today that shareholders reject Tyson Foods, Inc.'s highly conditional offer for all of the outstanding shares (together with the associated rights) of WLR Foods at $30 per share. The board unanimously urged that shareholders not tender any shares to Tyson Foods.

In response to a hostile tender offer commenced on March 9, 1994, by Tyson Foods, through its wholly-owned subsidiary, WLR Acquisition Corp., Charles
W. Wampler, Jr., chairman of the board of directors and James L. Keeler, president and chief executive officer of WLR Foods, sent a letter to WLR
Foods shareholders explaining the reasons for the board's decision to recommend that the shareholders not sell any of their shares to Tyson Foods.
According to the letter to shareholders, the board of directors
"unanimously determined that Tyson's offer is inadequate and should be rejected." Messrs. Wampler and Keeler stated in this letter, among other things, that shareholders should reject Tyson Foods' hostile tender offer for the following reasons:

o WLR Foods just completed a five year, $133.7 million capital expenditure program which dramatically increased production from 1988 levels by 115%. The start-up costs and initial inefficiencies affected earnings in recent years, but the benefits of these investments will soon begin to be fully realized.

o Poultry has always been a cyclical industry, and 1993 and early 1994 showed signs of improvement from the low poultry cycle WLR Foods has endured for the last several years. If historical patterns hold true, an improvement in the poultry cycle is imminent which should lead to greater profitability for your company.

o WLR Foods reorganized its poultry subsidiaries into one company in late September 1993. This restructuring has great potential for increased production efficiency and lower administrative costs. Already it has produced substantial annual labor and benefit savings. And other savings are on their way which should improve our bottom line.

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o        WLR Foods has expanded through internal growth and by buying good companies. All of our acquisitions, such as Cassco Ice and Round Hill, have been friendly. Selling now closes the book on our opportunity to realize the benefits of our recent acquisitions and other business opportunities.

o In recent years, we've worked hard on our marketing and export program. These programs are young, strong and growing. Again, we want our shareholders to reap these benefits, not Tyson.

WLR Foods pointed out that Tyson Foods' hostile tender offer seeks to deny shareholders the true value of their investment in WLR Foods and jeopardizes the security and interests of WLR Foods employees, producers, customers, suppliers and the communities where WLR Foods operates. The letter went on to state that, "Tyson's hostile tender offer is nothing more than an attempt to profit from the undervalued assets of your Company at [shareholders'] expense, disregarding the best interests not only of shareholders, but also of WLR Foods employees, producers, communities and customers."

WLR Foods is a fully integrated provider of high quality turkey and chicken products primarily under the Wampler-Longacre(c) label and retail ice under the Cassco(c) label. The company, with current annual revenues of approximately $650 million, exports to more than 40 countries and has processing operations in Virginia, West Virginia and Pennsylvania, close to its major mid-Atlantic markets.

A copy of the letter sent to shareholders is attached.

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